

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2022

Tal Keinan
Chief Executive Officer
Sky Harbour Group Corp
136 Tower Road Suite 205
Westchester County Airport
White Plains, NY 10604

> **Re: Sky Harbour Group Corp**
> **Registration Statement on Form S-1**
> **Filed May 17, 2022**
> **File No. 333-264998**

Dear Mr. Keinan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nana McLean at 202-551-4741 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John Hensley, Esq.